Exhibit 6.1

License, Royalty and Reimbursement Agreement

TerraCycle, Inc. to TerraCycle US Inc.

TerraCycle, Inc. (“TCI” or “Licensor” herein) and TerraCycle US Inc. (“TC US” or “Licensee” herein) (each a “Party” and together, the “Parties”) have determined to enter into this License, Royalty and Reimbursement Agreement (this “Agreement”) in respect of certain trademarks listed on Schedule A hereto (the “Trademarks”) and the Royalty/Reimbursement provisions as set forth on Schedule B hereto for a period defined below herein.

Agreement.

1.	Term. This Agreement shall be effective as of December 31, 2024 (“Effective Date”) for one (1) year (“Initial Term”) and shall automatically renew for successive one (1) year terms on each anniversary of the Effective Date (“Successive Terms”) unless either Party provides written notice to the other Party at least five (5) business days prior to the end of the Term or any Successive Term.

2.	TCI Grant.

a.	Grant. Licensor hereby grants to Licensee i) a non-exclusive license to use the Trademarks (as shown on Schedule A) worldwide in accordance with the terms of this Agreement; and ii) a non-exclusive license to use all unregistered intellectual property including but not limited to its know-how / strategy, processes and trade secrets (i) and ii) collectively the “Intellectual Property”).

b.	Use. During the Term of this Agreement Licensee will not use the Trademarks and Intellectual Property for any purpose other than those approved by Licensor from time to time. Licensee will submit intended uses to Licensor for approval and Licensor will approve or disapprove within five (5) business days.

3.	Payments. Payments under this Agreement from Licensee to Licensor shall be paid within sixty (60) days of receipt of invoice or as otherwise agreed. All payments hereunder shall be made net of withholding tax in the United States and Licensor will obtain all appropriate withholding tax certifications.

4.	Invoicing. Licensor shall invoice, at a minimum, Licensee on an annual basis; however, the Parties may agree to a more frequent invoicing schedule.

5.	Notice. Licensee will make arrangements to place the Notice set forth on Schedule A whenever the Trademarks are used in advertising or product development.

6.	Infringements. If Licensee learns that someone may be infringing the Trademarks, Licensee must promptly notify Licensor and provide Licensor any additional details that Licensee knows about the use. Licensor will decide what action to take. Licensee will cooperate with Licensor, at Licensor’s expense, in any action Licensor undertakes to stop infringements.

7.	Indemnification.

a.	Definitions.

i.	“Claim” means any liability, damage, injury, loss, claim, suit, judgment, and expense (including reasonable legal fees, court costs and out-of-pocket expenses).

ii.	“Indemnifying Party” means the party required to indemnify under this Section. Each party is responsible under this Section for the actions of its directors, officers, employees, agents, and subcontractors.

iii.	“Indemnitee” means the party or individual entitled to indemnification (including the party’s affiliates, shareholders, directors, officers, employees, agents, subcontractors, suppliers, and customers).

b.	Mutual Indemnification. Unless this Agreement says otherwise, the Indemnifying Party will indemnify, defend and hold the Indemnitee harmless from Claims arising from the Indemnifying Party’s: (i) breach of this Agreement, or (ii) acts or omissions related to this Agreement. An Indemnifying Party will not be responsible to the extent that any Claim results from the acts or omissions of a potential Indemnitee.

c.	Handling Indemnified Claims. An Indemnitee must notify the Indemnifying Party of a Claim and the related facts as soon as possible (but no later than ten (10) days after learning of the Claim), otherwise the Indemnitee (while still entitled to indemnification) will be responsible for any harm that results from such delay. The Indemnifying Party may take over the defense of any indemnified Claim upon notice to the Indemnitee, in which case the Indemnitee agrees not to admit liability, settle, compromise, or discharge the Claim. If an Indemnifying Party refuses to take over an indemnified Claim, then it must pay the Indemnitee’s counsel’s fees and expenses. The Indemnifying Party will pay to an Indemnitee payments relating to an indemnified Claim within fifteen (15) days after written demand for payment from the Indemnitee.

8.	General Provisions.

a.	Counterparts. Each party may sign separate signature pages of this Agreement, which together will constitute an original signed version of this Agreement.

b.	Entire Agreement, Amendment, and Waiver. Any reference to “Agreement” includes this Agreement and all exhibits as they may be amended from time to time. This Agreement is the entire agreement between the parties and no prior discussion, agreement, or conduct between the parties will affect it. Any changes to this Agreement must be in a written document signed by both parties except that the Exhibits or Schedules hereto may be amended by agreement via email. Neither party waives any rights under this Agreement by delaying or failing to exercise them.

c.	Negotiated Agreement. This Agreement has been negotiated by the parties and neither party will be deemed its author, nor will the Agreement be construed against either party.

d.	Governing Law and ARBITRATION. This Agreement will be governed by the laws of New Jersey, USA, excluding its conflicts of laws rules. Any action to enforce or determine the terms of this agreement will be heard as a BINDING ARBITRATION according to the rules for commercial disputes of the American Arbitration Association in effect at such time. The parties will choose a single arbitrator offered by the AAA and such arbitrator’s decision will be final.

e.	Severability. This entire Agreement should be interpreted to be effective and valid under applicable law. However, if any part of this Agreement is found to be illegal or invalid under applicable law, that part should be stricken or modified to conform to the law without invalidating the remainder of the Agreement. If striking or modifying the Agreement will significantly affect the economic expectations of the parties, the parties will make whatever changes to the Agreement may be necessary to fairly address this impact.

f.	Survival. Termination or expiration of this Agreement will not affect any rights or obligations which expressly survive nor any rights or obligations that accrued before the Agreement’s termination or expiration, whichever happens first.

g.	Remedies Not Exclusive. Any remedy granted in this Agreement is in addition to any other legal or equitable rights or remedies.

h.	Headings For Convenience. The headings and subheadings in this Agreement are for convenience purposes only and have no substantive effect.

i.	Assigning this Agreement. Except for an assignment to an affiliate as permitted below, neither party will assign any of its rights or obligations under this Agreement without the other party’s written approval, which may not be unreasonably withheld. “Assign” includes all transfers of control, whether by stock or asset transfer or merger. Upon giving notice, either party may assign this Agreement without the other party’s consent to any affiliate or to any corporation or entity purchasing all or substantially all of the assets or stock of the assigning party’s business operations to which this Agreement relates. In the event of a permitted assignment under this subsection, the assigning party will have no further obligations arising after the date of the assignment with respect to this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective officers as of the date written below.

TerraCycle, Inc. / Licensor		TerraCycle US Inc. / Licensee

By:	/s/ Daniel Rosen	By:	/s/ Thomas Szaky
Name:	Daniel Rosen	Name:	Thomas Szaky
Title:	General Counsel	Title:	Director
Date:	December 31, 2024	Date:	December 31, 2024

Schedule A

The Trademarks:

TerraCycle®

TerraCycle (with logo)®

The Notice:

TerraCycle and the TerraCycle Logo are registered trademarks of TerraCycle, Inc., Trenton, NJ USA and are used pursuant to license.

Royalties & Reimbursements:

Royalties, or Reimbursements for the use of the Trademarks and Intellectual Property shall be calculated according Sections 2 and 3 of Schedule B, respectively, hereto.

Schedule B

Royalties & Reimbursements

1.	Payments. Licensee shall pay Licensor royalties for the use of the Intellectual Property over an Accounting Period as described herein. All payments shall be made in accordance with Section 3 of this Agreement.

2.	Licensee Operating Profit greater than Target Operating Profit. In the event Licensee’s reported Operating Profit for an Accounting Period, expressed as a percentage of Net Revenue reported for such Accounting Period, is greater than the Target Operating Profit Ratio, Licensee shall pay Licensor a royalty equal to the percentage difference multiplied by the Net Revenue for such Accounting Period. If the percentage difference is zero (0) then no royalty is required.

3.	Licensee Operating Profit less than Target Operating Profit. In the event that Licensee’s reported Operating Profit for an Accounting Period, expressed as a percentage of Net revenue reported for such Accounting Period, les less than Target Operating Profit Ratio, Licensor shall reimburse Licensee for an amount equal to the percentage difference multiplied by the Net Revenue for such Accounting Period. If the percentage difference is zero (0) then no reimbursement is required.

4.	Definitions.

a.	The term “Accounting Period” shall mean the time period measure by the financial statements, which ordinarily is assumed to cover one (1) year, but may be more frequent, such as quarterly or monthly, as determined from time to time by the Parties.

b.	The term “Operating Profit” shall be determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and shall mean Net Revenue less Operating Costs, as defined herein, both denominated in local currency.

c.	The term “Net Revenue” shall be determined in accordance with U.S. GAAP, will be denominated in local currency, and shall mean the revenue recognized by or for the account of Licensee from the sale and license of the Licensed Products, less any customer refunds, returns, rebates, discounts, other price allowances and withholding taxes imposed upon such amounts.

d.	The term “Operating Costs” shall be determined in accordance with U.S. GAAP, will be denominated in local currency, and shall mean costs of goods sold plus operating expenses, including foreign exchange gain/loss, but excluding non-operating expenses other than foreign exchange gain/loss.

e.	The term “Target Operating Profit Ratio” shall be defined as a target operating profit ratio that is expressed as a percentage of Net Revenue, as agreed upon by the parties from time to time in accordance with the arm’s length principle as determined by a comparable benchmarking study from time to time.

f.	The term “Target Operating Proft” shall be defined as the product of Target Operating Profit Ratio (a percentage) and Net Revenue (an amount in local currency).

5.	Review. The Target Operating Profit Ratio shall be reviewed by the Parties no less than once per year. If, at any time, the Parties believe that the Target Operating Profit Ratio for Licensee should be adjusted then a Party shall so notify the other Party of the situation and the Parties shall meet to establish whether an adjustment is require to ensure that Licensee earns or has earned an arm’s length amount.